Simpson Thacher & Bartlett llp

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

September 23, 2021

Karina Dorin

Loan Lauren Nguyen

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBRE Acquisition Holdings, Inc.—Registration Statement on Form S-4 (333-258700)

Ladies and Gentlemen:

On behalf of CBRE Acquisition Holdings, Inc. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on August 11, 2021 and Amendment No. 1 to the Registration Statement filed on September 23, 2021 (“Amendment No. 1”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated September 9, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 1 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Form S-4

Questions and Answers

What equity stake will current stockholders of Altus, the PIPE Investors, CBAH’s public stockholders and the Sponsor hold..,?, page 10

1.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

In response to the Staff’s comment, the Company has revised pages 12 and 13 of the Registration Statement.

Summary

Interests of Certain Persons in the Business Combination, page 30

2.

Please revise to disclose the current value of any loans extended by your sponsor and quantify the out-of-pocket expenses for which CBAH officers and directors, and their affiliates are awaiting reimbursement, if material. In that regard, we note you disclose on page 212 that you borrowed $1,100,000 from the sponsor, which remains outstanding as of May 17, 2021. In addition, please clarify whether the sponsor and its affiliates can earn a positive rate of return on their investment, even if CBAH’s public shareholders experience a negative rate of return in the post-business combination company.

In response to the Staff’s comment, the Company has revised pages 33, 34, 141 and 142 of the Registration Statement. The Company advises the Staff that there are no material out-of-pocket expenses for which CBAH officers, directors, or their affiliates are awaiting reimbursement.

3.

Please expand your disclosure regarding your sponsor’s ownership potential interest in Altus. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

In response to the Staff’s comment, the Company has revised pages 34 and 142 of the Registration Statement.

Risk Factors, page 47

4.

Disclose the material risks to unaffiliated investors presented by taking Altus public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised pages 94 and 95 of the Registration Statement.

5.

We note that you considered as a negative factor the decrease in the vesting period from 10 years to 7 years in your negotiations with Altus. Please revise to disclose the attendant risks to shareholders given this proposed change to the combined entity’s articles of incorporation. Also revise to include balancing disclosure in the last risk factor on page 75 regarding your “stakeholder aligned initial listing (“SAIL”) structure.”

The Company advises the Staff that, as noted in the “Background of the Business Combination,” Altus and CBAH negotiated and ultimately agreed to reduce the vesting period for the Alignment Shares from ten years to seven years. While this reduced the period over which the Sponsor Parties might generate a return on their Alignment Shares, it was not negative to public stockholders. Instead, the reduction in the vesting period reduced the amount of potential dilution that public shareholders might have experienced with a ten year vesting period. As this proposed revision decreases the risk of dilution to public shareholders, the Company has not made any change to the risk factors on this point.

The absence of net energy metering and related policies to offer competitive pricing to our customers in our current markets..., page 66

6.

Please expand your disclosure to discuss whether the caps on net metering are close to being met or if there is an absence of net energy metering for new customers in your principal markets of Massachusetts, New Jersey and Hawaii or your expected near-term future markets of Maryland, New York and California.

In response to the Staff’s comment, the Company has revised pages 71 and 72 of the Registration Statement.

Warrants will become exercisable for our common stock, which would increase the number of shares eligible for future resale..., page 78

7.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised pages 84, 85 and 310 of the Registration Statement.

The CBAH charter that will be effective following the completion of the business combination designates a state court, page 87

8.

You disclose here that your exclusive forum provision will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. However, we note your disclosure on page 173 and in Article X of your Form of Third Amended and Restated Certificate of Incorporation that the federal district courts of the U.S. shall be the exclusive jurisdiction for the resolution of complaints alleging a violation of federal securities laws. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please also revise your disclosure here and make corresponding revisions on page 302 to discuss this exclusive forum provision.

In response to the Staff’s comment, the Company has revised pages 96 and 315 of the Registration Statement to reflect that the Third Amended and Restated Certificate of Incorporation will provide that the federal district courts of the U.S. shall be the exclusive jurisdiction for the resolution of complaints alleging a violation of federal securities laws to the extent permitted by law.

The Business Combination

Background of the Business Combination..., page 103

9.

We note that CBAH’s second amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest here and whether it impacted your search for an acquisition target. Also revise to balance the description of Proposal No. 3C on page 176.

The Company respectfully advises the Staff that the waiver of the corporate opportunities doctrine did not impact the search process. In response to the Staff’s comment, the Company has revised page 187 of the Registration Statement.

10.

We note that Morgan Stanley performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Morgan Stanley that are contingent on completion of the business combination.

In response to the Staff’s comment, the Company has revised page 112 of the Registration Statement.

11.

In your search process, you state that CBAH entered into non-disclosure agreements in connection with 8 of 74 companies (including Altus) so that CBAH could obtain additional preliminary diligence information to evaluate the companies as business combination targets. You further state that other than with respect to Altus, CBAH did not submit any offers or proposals for a target company to engage in a business combination transaction with CBAH. Please revise your disclosure to provide additional detail to explain why CBAH determined not to pursue a transaction with any of these other potential targets.

In response to the Staff’s comment, the Company has revised page 112 of the Registration Statement.

Certain Projected Financial Information of Altus, page 119

12.

We note your disclosure cautioning investors “not to rely on the projections” in making a decision regarding the transaction. While it may be appropriate to caution investors not to place undue reliance upon prospective financial information, it is not appropriate to tell readers to not rely upon them as you have included the disclosures. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised page 128 of the Registration Statement.

13.

Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections, including the growth assumptions. For example, please quantify the assumptions underlying Altus’s revenue growth, including its asset growth, projected megawatt hour generation per megawatt and rate per megawatt hour, and expenses, if material. Please also clarify whether Altus’s financial projections assume the business combination is completed and describe the basis for the assumptions that underlie the projections and the type of market assumed in their development.

In response to the Staff’s comment, the Company revised page 129 of the Registration Statement to include the material assumptions underlying these projections. Further, the Company advises the Staff that Altus’s financial projections do not assume the business combination is completed. The Company has accordingly also revised page 129 of the Registration Statement.

With respect to the request to quantitatively discuss all material assumptions, the Company notes that it reviewed the public disclosure of public companies within the solar power generation industry, and respectfully advises the Staff that those companies do not provide such information in greater granularity than included in the Company’s revised disclosure. Providing this information could, therefore, place Altus at a competitive disadvantage relative to its peers. The Company respectfully submits that it believes the current disclosure provides investors with the necessary relevant information to understand the projections.

14.

Please describe the basis for projecting total estimated revenue growth in 2022, 2023 and 2024 and the factors or contingencies that could prevent such growth from materializing. In particular, enhance your disclosure to explain the basis for the significant estimated revenue growth in years 2023 and 2024. In addition, please disclose the portion of your revenue growth attributable to EV chargers installed. In that regard, we note page 31 of your Investor Presentation filed as an exhibit to the Form 8-K filed July 13, 2021.

In response to the Staff’s comment, the Company revised page 129 of the Registration Statement.

15.

We note your disclosure that the financial projections do not take into account any circumstances or events occurring after the date they were prepared on April 23, 2021 and that you disclaim any responsibility to update or revise the financial projections to reflect circumstances or events that may have occurred since, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change. We also note that Duff & Phelps assumed there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CBAH or Altus since the date of the most recent financial statements and other information made available to them, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading in any material respect in rendering their opinion. Please revise your disclosure to address any material changes that occurred after the time when these forecasts were prepared.

In response to the Staff’s comment, the Company revised page 128 of the Registration Statement.

Opinion of Duff & Phelps, the Financial Advisor to the Special Committee of the CBAH Board, page 121

16.

Please expand your disclosure to clarify the reference to the “unaudited segment financial information” for Altus for the year ended December 31, 2020 and the three months ended March 31, 2021, explain the differences as compared to the “draft financial information” for Altus for the year ended December 31, 2020 and the three months ended March 31, 2021, and disclose the run-off assumptions for the remaining useful life of the assets developed by Altus and provided to Duff & Phelps.

In response to the Staff’s comment, the Company revised page 131 of the Registration Statement.

17.

Revise to enhance the “DevCo” disclosures to describe the development opportunities that Duff & Phelps considered in its valuation of Altus. In this regard, we note the disclosure that based on the information provided by Altus’s management, Duff & Phelps assumed that (i) revenue is expected to increase from $10.0 million in 2021 to $270.1 million by 2024 and that (ii) EBITDA increases from negative $15.0 million in 2021 to $173.0 million in 2024.

In response to the Staff’s comment, the Company revised page 135 of the Registration Statement.

Market Approach (Selected Public Companies/M&A Transactions Analysis) Summary, page 126

18.

If any companies or transactions that fit the criteria used to select the companies in the Selected Public Companies Analysis and transactions used in the M&A Transactions Analysis were excluded from such analyses, please discuss the reason such companies and/or transactions were excluded. Please also make corresponding revisions to the selected public companies in CBAH management’s analysis on page 131 and disclose the methodology and criteria used to select the companies in such analysis.

The Company advises the Staff that in the Selected Public Company Analysis, Duff & Phelps did not exclude any companies in its analysis that generally exhibited a similar product, end market and business model to that of Altus. In the M&A Transactions Analysis, Duff & Phelps did not exclude any transactions from its analysis where the target company’s industry was similar to Altus, the relative size of the transaction compared to the business combination with Altus was similar and public information related to the transaction was readily available. Duff & Phelps’ analysis considered Altus’ industry to be large-scale roof, ground and carport-based photovoltaic and energy storage systems. Duff & Phelps did not include companies in the electric vehicle charging facility industry in its analysis, since this product is not expected to generate a material portion of Altus’ revenue during the projection period.

Financial Analysis of CBAH Management, page 131

19.	Please explain the references to Phase III, Phase II and Phase I in the tabular disclosure for the EBITDA Trading Multiple Comparison.

In response to the Staff’s comment, the Company revised page 140 of the Registration Statement.

20.

Please tell us whether any operational and trading multiples analysis was performed and considered with respect to the company’s energy transition business. In that respect, we note pages 35 and 36 of the Company’s Investor Presentation filed as Exhibit 99.2 to the Form 8-K on July 13, 2021.

The Company advises the Staff that in addition considering the EBITDA trading multiples and share price performance of the three selected public companies noted on page 140 of the Registration Statement, it also considered such public companies’ historical and projected revenue and EBITDA. In response to the Staff’s comment, the Company revised pages 140 and 141 of the Registration Statement to reflect such data.

Interests of Certain Persons in the Business Combination, page 132

21.

We note your affiliation with CBRE and that CBRE will make a loan to your Chief Financial Officer, Mr. Smith. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the loan CBRE has agreed to make to Mr. Smith.

The Company advises the Staff that the loan to Mr. Smith will not be made by CBRE until after the completion of the business combination, at which time Mr. Smith will no longer be an executive officer of, or otherwise employed by, the Company and the Company will not be a subsidiary of CBRE. Furthermore, Mr. Smith will not be an executive officer of CBRE at such time. Furthermore, the Company advises the Staff that the Company did not arrange for CBRE to make such loan to Mr. Smith nor is it a party to the agreement between CBRE and Mr. Smith relating to such loan. Accordingly, the Company does not believe that this loan is prohibited by Section 13(k) of the Exchange Act.

Sources and Uses for the Business Combination, page 136

22.	Please expand your disclosure to also reflect sources and uses assuming the maximum redemption of CBAH Class A common stock.

In response to the Staff’s comment, the Company revised pages 145 and 146 of the Registration Statement.

Certain U.S. Federal Income Tax Considerations, page 137

23.

We note your disclosure that the parties “intend” for the business combination to be treated as a reorganization within the meaning of Section 368(a) of the Tax Code. Please revise your disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the business combination and disclose whether the parties expect the business combination to be a tax-free transaction. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure relating to the material tax consequences of the business combination to focus on the uncertainty and the consequences of the business combination being taxable to holders. If you are able to conclude that the business combination is likely to be tax-free to holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 and Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comment, the Company revised pages 11, 39, 100, 148 and 149 in the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Merger, page 198

24.	We note your disclosure describing “consideration to be paid” to the existing Altus Power, Inc. stockholders of $900 million in CBAH Class A common stock.

Given that you intend to account for the transaction as a reverse merger, please expand this and all similar disclosures elsewhere in your filing to also describe consideration from the standpoint of Altus Power, Inc., which you have identified as the accounting acquirer, and to clarify that the number and value of shares to be issued to the Altus Power, Inc. shareholder group in conjunction with the merger does not represent funding or consideration from an accounting standpoint.

Please include quantification of the ownership interests that the Altus Power, Inc. shareholder group is relinquishing and the funds to be received/retained by the company in exchange under both the no redemption and maximum redemption scenarios. Please similarly revise your disclosure of sources and uses “for funding” the transaction on page 136, to segregate your discussion of these shares from that pertaining to the actual sources and uses of funds.

In response to the Staff’s comment, the Company revised page 145, 146, 209 and 210 of the Registration Statement as well as other similar disclosures in the filing.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 207

25.

We note you include a pro forma adjustment to reflect the Alignment Shares as liability-classified derivatives within the Pro Forma Balance Sheet. Tell us why you have not also presented pro forma adjustments within the Pro Forma Statements of Operations for the incremental stock compensation expense associated with the subsequent measurement and change in classification to comply with Rule 11-02(a)(6)(i)(B) of Regulation S-X.

The Company advises the Staff that the Alignment Shares are currently accounted for as equity-classified share-based compensation awards prior to the closing of the business combination. As the Alignment Shares vest upon a business combination, the Company will not recognize any compensation cost until the closing of the business combination. Once the closing of the business combination becomes probable, the Company will recognize compensation cost for the Alignment Shares within the statement of operations immediately prior to the business combination. As such, the compensation expense does not relate to the post-combination company. Therefore, the Pro Forma Statements of Operations do not present the Company’s recognition of the stock-based compensation expense as the Pro Forma Statements of Operations assume the Business Combination is consummated on the first day of the period presented. In addition, the Alignment Shares are not subject to any additional performance conditions after the closing of the Business Combination.

As part of the business combination, the post-combination company is required to re-assess the accounting for the Alignment Shares. Since the holders of the Alignment Shares have no continuing service requirements after the business combination, the Alignment Shares are not within the scope of ASC 718 for the post-combination company. Instead, the Alignment Shares are expected to be accounted for as derivative liabilities measured at their fair value in the post-combination company’s financial statements. The Pro Forma Statements of Operations do not include an adjustment for the subsequent measurement of the Alignment Shares because the future movement in the fair value of the Alignment Shares is unknown. The valuation of the Alignment Shares as of each future reporting date will be based on valuation inputs such as volatility of the post-combination company’s share price as of the respective measurement date. As such inputs will be based on the market conditions and company-specific factors only relevant to the combined company as of the future measurement dates, the Company determined that the facts and circumstances of the Company in historical periods are not relevant or meaningful to the investors. Similar to pro forma disclosures of other companies related to earnout shares that will be accounted for as derivative liabilities after the business combination, the Company revised the respective note to Pro Forma Balance Sheet on page 219 of the Registration Statement to inform the investors that the operating results of the combined company may be impacted by the subsequent measurement of the Alignment Shares.

26.	Please expand your description of pro forma adjustment (DD) to include details of the adjustments to the Pro Form Statement of Operations for the year ended December 31, 2020.

In response to the Staff’s comment, the Company revised page 220 of the Registration Statement.

Executive Compensation of CBAH Following the Business Combination

Compensation Discussion and Analysis

Narrative Disclosure to Summary Compensation Table, page 239

27.

We note your disclosure that you intend to enter into employment agreements with Gregg Felton and Lars Norell in connection with the transactions. When known, please describe the material terms of such agreements and file the same as exhibits.

The Company advises the Staff that the material terms of the proposed employment agreements with Gregg Felton and Lars Norell are not yet known. When known, the Company will describe the material terms of such agreements and file the same as exhibits with a further amendment to the S-4. In response to the Staff’s comment, the Company revised page 252 to reflect the status of the terms of the proposed employment agreements.

28.	Please expand the narrative to the summary compensation table to discuss how each officer’s bonus was determined. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 253 of the Registration Statement.

Altus’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 248

29.

We note that the cost of operations measure excludes depreciation, amortization and accretion expense for property, plant and equipment and intangibles directly attributable to the generation of revenue. Please revise your presentation on the Statements of Operations, and any tabulations of corresponding activity elsewhere in the filing, as necessary to comply with SAB Topic 11:B.

The Company acknowledges the Staff’s comment and advises the Staff that as disclosed in the Discussion and Analysis of Financial Condition and Results of Operations, Cost of operations consist primarily of maintenance expense, site lease expense, insurance premiums, property taxes and other miscellaneous costs associated with the operations of solar energy facilities. In response to the Staff’s comment, the Company considered the interpretative guidance under SAB 11.B in this regard and has concluded that the current disclosure is appropriate by considering the following three factors: (1) measure of gross profit or another income measure is not disclosed exclusive of depreciation, amortization and accretion expense, (2) depreciation, amortization and accretion expense is presented clearly as a separate line item in the Company’s Consolidated Statement of Operations, and (3) the Company observed that the current presentation format is consistent with industry practice.

Information About Altus, page 267

30.

Please revise your disclosure to clearly state the source information in this section. For instance, provide the source for your statement that “2020 solar generation and storage capacity only comprised approximately 8% of total U.S. capacity and this figure is expected to grow approximately 11.5x to a capacity of approximately 48% by 2050” and the chart on page 268 as well as your disclosure under the heading “Industry.”

In response to the Staff’s comment, the Company has revised pages 281, 282, 285, 286 and 287 of the Registration Statement.

31.	We note your disclosure that you currently have over 45 distinct development opportunities comprising a 900+MW pipeline. Please clarify the meaning of the term “development opportunities.”

In response to the Staff’s comment, the Company has revised page 282 of the Registration Statement.

Description of CBAH’s Securities

Alignment Shares Conversion, page 282

32.

Please disclose the maximum number of Class A common shares that the Alignment Shares may convert into assuming that the Conversion Cap is met in each of the seven-year Alignment Shares conversion time period.

The Company advises the Staff that the Conversion Cap is a limit on the aggregate number of Conversion Shares that may be issued rather than an annual limit and that once the Conversion Cap it met, all remaining Alignment Shares that cannot be converted due to the Conversion Cap will collectively convert into a single Conversion Share regardless of the number of remaining measurement periods. In response to the Staff’s comment, the Company has revised page 299 of the Registration Statement to clarify. In addition, the maximum number of Conversion Shares under various redemption scenarios has also been added to page 12 of the Registration Statement.

Beneficial Ownership Table, page 306

33.	Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by GSO Altus Holdings L.P.

In response to the Staff’s comment, the Company has revised page 321 of the Registration Statement.

Financial Statements, page F-1

34.

Please update the financial statements of CBRE Acquisition Holdings, Inc. and Altus Power, Inc. and the corresponding historical and pro forma financial information presented elsewhere in your filing to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements of CBAH and Altus and the corresponding historical and pro forma financial information in the Registration Statement.

CBRE Acquisition Holdings, Inc.—Unaudited Financial Statements

Note 1—Description of Organization and Business Operations

Revision of Prior Period Financial Statements, page F-30

35.

We note that you have restated your December 31, 2020 balance sheet in the interim financial statements to give effect of the error correction, which includes changing Stockholders’ Equity of $5 million to a deficit of $30 million, though you have not restated the corresponding balance sheet in your annual financial statements.

Please similarly revise the presentation on page F-4 and label the column headings on pages F-4 and F-23 as restated, as well as any corresponding tabulations elsewhere in your filing, having balance sheet information as of December 31, 2020.

With regard to the private placement warrants issued to your Sponsor on page F-6, and considering your disclosures on pages F-21 and F-41, indicating you are accounting for these warrants in accordance with FASB ASC 718, also explain the reasons you appear to have adjusted Additional paid-in capital to remove the $11 million associated with the private placement warrants.

In response to the Staff’s comment regarding the changes to the December 31, 2020 balance sheet, as disclosed on page F-30, the Company advises the Staff that it has corrected immaterial errors to the financial statements as of and for the period ended December 31, 2020 in the interim financial statements as of and for the period ended March 31, 2021. As the errors were deemed immaterial based on a materiality analysis performed in accordance with SAB Topic 1.M (i.e. SAB 99), the Company did not restate the financial statements as of and for the period ended December 31, 2020 included in the Form 10-K. As a result, the Company does not believe it is appropriate to revise the presentation on page F-4 or re-label the column headings on pages F-4 and F-23 as restated.

In response to the Staff’s comment regarding the Company appearing to have adjusted Additional paid-in capital to remove the $11 million associated with the private placement warrants, the Company advises the Staff that it is not directly removing the Additional paid-in capital related to the Private Placement Warrants via the revision to the prior period financial statements.

In connection with recording the out of period adjustments for the Redeemable Warrants and the related issuance costs, and bringing the CBAH Class A common stock subject to possible redemption to the full redemption amount, the Company advises the Staff that it correspondingly adjusted Additional paid-in capital to zero with the balance of the entry being charged to retained earnings.

Altus Power, Inc.—Audited Financial Statements

Note 2—Significant Accounting Policies

Revenue Recognition, page F-55

36.	Please expand your disclosures pertaining to Net Metering Credits and Solar Renewable Energy Certificates to identify the issuing authorities and to describe -

•	the benefits conveyed thereunder,

•	the manner by which the benefits may be realized by the holder,

•	how these are valued and quantified in relation to the power that you have generated, and

•	your accounting policy for the receipt of such credits and certificates prior to any subsequent conveyance.

Tell us the extent to which such credits and certificates are granted directly to your customers rather than to you, and how your entitlement to the benefits is secured in these instances prior to the sale.

In response to the Staff’s comment, the Company revised pages 262, 277, F-58, F-95 and F-96 of the Registration Statement. Net metering credits and SRECs are granted to the Company by issuing authorities upon the production of qualifying energy. These credits are not granted directly to the Company’s customers, but are instead transferred to the Company’s customers through contractual arrangements. The Company has revised pages 262, 277, F-58, F-95 and F-96 to reflect this clarification.

Note 7—Variable Interest Entity, page F-66

37.

We note that consolidated VIEs represent about 63% of total assets as of December 31, 2020. Please expand your disclosures to provide the information required by FASB ASC 810-10-50-3 and 5A, with regard to material interests held in consolidated VIEs, as necessary to satisfy the objectives set forth in FASB ASC 810-10-50-2AA.

For example, the disclosures should include the following information to the extent applicable -

•	the methodology applied in determining that the company is the primary beneficiary, including judgments and assumptions made, and the types of involvements considered to be significant;

•	the type and amounts of any support provided during the periods presented and the reasons;

•	qualitative and quantitative information about the company’s involvement with the VIEs, including the nature, purpose, size, activities of, and the manner of financing, the VIEs;

•	the nature of restrictions on VIE assets; and

•	any arrangements that could require that Altus Power, Inc. or its subsidiaries provide financial support.

It should be clear which particular VIEs are significant, where the operations of such VIEs are conducted, and how your characterization of the VIEs as “tax equity financing arrangements and partnerships” corresponds to the additional information that you provide; please identify the salient features.

With regard to your disclosure indicating total assets associated with VIEs are restricted for settlement of the VIE obligations, please clarify the extent and effect of any purchase accounting and intercompany balances excluded in quantifying these amounts if material.

In response to the Staff’s comment, the Company revised pages F-69 through F-73 of the Registration Statement.

Note 14—Net Loss Per Share, page F-77

38.

We note that your measures of net income (loss) attributable to common stockholders of $6,793 and $(4,367) for 2020 and 2019 as reported on page F-44 are not consistent with the corresponding amounts disclosed under this heading of $(10,963) and $(6,121) for the same periods. Please revise your financial statements as necessary to resolve these inconsistencies and to utilize parentheses for denoting adjustments to net loss in a manner that is consistent with your presentation of net loss.

In response to the Staff’s comment, the Company revised pages 41, 42, 205, 206, 264, F-46 and F-80 of the Registration Statement.

39.

We note that you adjust your 2020 net loss of $(1,887) for an allocation to non-controlling interests and redeemable non-controlling interests of $(8,680), which appears to be the result of applying the accounting policy described on page F-58. You indicate that such interests represent contractual arrangements that were created “to finance the costs of solar energy facilities under long-term operating agreements” and represent “substantive profit-sharing arrangements” that cause your allocation of subsidiary economics to be inconsistent with the ownership percentages.

Please expand your disclosures on pages 264 and 265 to describe the salient features and structure of the contractual arrangements that constitute profit sharing and yield the disproportionate allocations. Please also describe any pattern or expected change in the relative allocations over time, and expand your disclosures on pages 250, 254 and 256, as appropriate, to identify the circumstances and main drivers associated with the particular allocations made for 2019, 2020 and the subsequent interim period.

Tell us how your allocations each period reconcile to your accounting for the non-controlling and redeemable non-controlling interests on the balance sheet.

In response to the Staff’s comment, the Company revised pages 267, 270, 278 and F-60 of the Registration Statement. The Company’s allocations to noncontrolling and redeemable noncontrolling interests in each period reconcile to the balance sheet carrying amounts of these interests as follows (figures in thousands):

•

For the twelve months ending December 31, 2019, $(4,833) of the allocated $(4,193) loss to noncontrolling and redeemable noncontrolling interest was attributed to noncontrolling interests with a carrying value of $8,430 on December 31, 2019. The remaining income of $640 was attributable to redeemable noncontrolling interests with a carrying value of $3,411 on December 31, 2019.

•

For the twelve months ending December 31, 2020, $(8,930) of the allocated $(8,680) loss to noncontrolling and redeemable noncontrolling interest was attributed to noncontrolling interests with a carrying value of $14,016 on December 31, 2020. The remaining income of $250 was attributable to redeemable noncontrolling interests with a carrying value of $18,311 on December 31, 2020.

•

For the six months ending June 30, 2021, $(863) of the allocated $50 income to noncontrolling and redeemable noncontrolling interest was attributed to noncontrolling interests with a carrying value of $14,567 on June 30, 2021. The remaining loss of $(813) was attributable to redeemable noncontrolling interests with a carrying value of $16,898 on June 30, 2021.

Exhibits

40.	Please file Mr. Weber’s employment agreement with Altus Power America Management as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed Mr. Weber’s employment agreement as exhibit 10.13 to the Registration Statement.

41.

Please file all agreements related to your material financing arrangements, including the Blackstone Capital Facility, the Blackstone Credit Facility and the Fifth Third Credit Facility, as exhibits to your registration statement or tell us why you do not believe that these are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, Company has filed the Blackstone Credit Facility and the Fifth Third Credit Facility with the Registration Statement as exhibits 10.14 and 10.12, respectively. References to the Blackstone Capital Facility refer to the Blackstone Credit Facility, and the Company has updated those references accordingly in the Registration Statement.

General

42.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

In response to the Staff’s comment, the Company has revised page 44, 45, 46, 47, 48, 49, 102 and 103 of the Registration Statement to illustrate the impact of a range of redemption scenarios.

43.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

In response to the Staff’s comment, the Company has revised pages 12, 90 and 91 of the Registration Statement.

44.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

In response to the Staff’s comment, the Company revised page 85 of the Registration Statement.

45.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement.

46.

We note that Proposal No. 2 seeks shareholder approval for certain amendments to your articles of incorporation, which will (i) include certain changes to the number of conversion shares issued upon conversion of the Alignment Shares, including decreasing the vesting period from ten years to seven years, (ii) create the Class B Director and the rights of holders of the CBAH Class B common stock to elect such director annually, (iii) include a staggered board, and (iv) include an exclusive forum provision, among other changes that may substantively affect stockholder rights. Please tell us whether you will provide stockholders with a separate vote regarding these material changes and provide your analysis as to why you believe you are not required to unbundle these changes to your amended charter. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations, available on our website. Additionally, please include a form of proxy card marked as “preliminary” when available for review.

The Company advises the Staff that it will provide stockholders with a separate vote with respect to amendments in its certificate of incorporation with respect to changes in the number of Conversion Shares that may be issued, the creation of the Class B Director and related rights of holders of the CBAH Class B common stock and the exclusive forum provisions. The Company advises the Staff that its existing certificate of incorporation provides for a staggered board of directors as does the proposed Third Amended and Restated Certificate of Incorporation. The Company further advises the Staff that it does not believe that any of the proposed amendments to the certificate of incorporation related to the staggered board are material other than those related to the creation of the Class B Director. In response to the Staff’s comment, the Company revised pages 182, 184 and 185 of the Registration Statement.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ William B. Brentani

William B. Brentani

cc:	Cash Smith, President and Chief Financial Officer

CBRE Acquisition Holdings, Inc.

Carl Marcellino

Ropes & Gray LLP